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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K    [ ] Form 10-Q    [ ] Form N-SAR

For the period ending December 31, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ending:______________

PART I - REGISTRANT INFORMATION

Full Name of Registrant:                           Metaline Contact Mines

Address of Principal Executive Office:             6599 Prichard Creek Road

City, State and Zip Code:                          Murray, Idaho 83874

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort and expense;

        (b) The subject annual report, semi-annual report, transition report, on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due day; and

        (c) The accountant's statement of other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K and Form 10-KSB, 11-K, 10-Q, and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant filed its Form 10-SB Registration Statement with the Securities and Exchange Commission (the "SEC") on July 14, 2000, as amended on August 11, 2000, and became effective on September 14, 2000. The Registrant received two sets of comments from the SEC concerning said registration statement, the first on approximately August 24, 2000 and second on September 6, 2000. The Registrant filed its Post Effective Amendment No. 1 concerning said comments on December 7, 2000.

The Registrant's Secretary, John W. Beasley, attempted to contact the SEC's assigned examiner on numerous occasions concerning the status of its post effective amendment. No one, however, from the

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SEC returned the Registrant's telephone calls. Mr. Beasley was finally able to make contact with Supervisor, Patty Dennis, who informed Mr. Beasley that the examiner assigned to the Registrant's file had left the employ of the SEC some time ago (the examiner however still had a live telephone number and was accepting voice mail), the Registrant's file had inadvertently not been assigned to another examiner, and as a result, the Registrant's file laid unopened for approximately 5 - 6 weeks. The Registrant finally received comments on its Post Effective Amendment No. 1 on February 23, 2001.

The similarities of presentation and content of Form 10-SB and Form 10-KSB are acknowledged, and the Registrant does not desire to file a potentially deficient Form 10-KSB, due to the inadvertent delays caused the SEC. The Registrant is prepared to file its Form 10-KSB on or before the fifteenth calendar day following its receipt of a "no comment" letter from the SEC concerning its Form 10-SB Registration Statement, as amended.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          John W. Beasley              208                      682-2217
        ------------------      -----------------         --------------------
               (Name)              (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             METALINE CONTACT MINES
                    ----------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto authorized.

Date:   March 5, 2001                       By:  /s/  John W. Beasley
     -------------------                       ---------------------------------
                                            Title:  Secretary